November 16, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:               Axsome Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-207393

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the several underwriters of the proposed public offering of shares of common stock of Axsome Therapeutics, Inc. (the “Company”), hereby joins the Company’s request that the effective date of the above-referenced Registration Statement, as then amended, be accelerated so that it will be declared effective at 4:00 p.m., Washington D.C. time, on November 18, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we have effected the distribution of approximately 573 copies of the Company’s preliminary prospectus, dated October 30, 2015, through the date hereof, to prospective underwriters, dealers, institutional investors and others.

The undersigned advise that they have complied and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

LADENBURG THALMANN & CO. INC.

As representative of the several underwriters

By:	LADENBURG THALMANN & CO. INC.

By:	/s/ David Rosenberg
Name: David Rosenberg
Title: Co-Chief Executive Officer

[Signature Page to Acceleration Request of the Underwriters]